Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Enerplus Resources Fund ("Enerplus" or the "Fund")
Suite 3000, 333 -7th Avenue S.W.
Calgary, Alberta  T2P 2Z1

2.	Date of Material Change:

September 21, 2010

3.	News Release:

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of CNW Group on September 21, 2010 and would have been received by the securities commissions where Enerplus is a "reporting issuer" and the stock exchanges on which the securities of Enerplus are listed and posted for trading.

4.	Summary of Material Change:

Enerplus announced that it had entered into agreements to provide for, or had completed, a series of acquisitions and divestments.  In particular, Enerplus announced that (i) it had entered into an agreement to acquire additional 46,500 net acres (72 sections) of land in North Dakota for a purchase price of US$456 million before closing adjustments, (ii) it has completed the acquisition of 58,500 net acres of undeveloped land in the Marcellus shale natural gas play in northwest West Virginia and Maryland, (iii) it has entered into an agreement to sell 100% of its Kirby oil sands lease for gross proceeds of C$405 million, and (iv) it has entered into agreement to sell certain non-core conventional assets for approximately $158.5 million and is in the process of selling additional non-core assets.  Enerplus also provided updated production and capital spending guidance for 2010.

5.	Full Description of Material Change:

5.1	Full Description of Material Change

Acquisition of Additional Bakken Properties in North Dakota

Building on its existing Bakken land base in North Dakota, Enerplus has entered into an agreement to acquire an additional 46,500 net acres (72 sections) of land in the Fort Berthold area of Dunn and McKenzie counties in North Dakota. These lands are directly adjacent to Enerplus' existing land holdings in this area and are prospective for light crude oil in the Bakken and Three Forks formations. The acquisition materially expands Enerplus' current position to over 70,000 net acres (109 sections) in the Fort Berthold area, the majority of which will be operated by Enerplus with a greater than 90% working interest. With this acquisition, Enerplus now has over 210,000 net acres of undeveloped land with early stage Bakken and Three Forks potential in North Dakota and Saskatchewan, in addition to its core Bakken field at Sleeping Giant in Montana.

The acquisition includes approximately 800 barrels per day (bbls/day) of light crude oil production and proved plus probable reserves of 10 million BOE primarily attributable to the Bakken formation, based upon Enerplus' internal evaluation. The purchase price before closing adjustments is US$456 million and will be funded through Enerplus' existing credit facility. The acquisition is expected to close in October 2010.

Enerplus has been active in the Fort Berthold area since late 2009 and over the past year it has participated in the drilling of nine operated horizontal wells, six of which have been completed to date.  Based on internal assessments, Enerplus believes there is significant resource potential in the Bakken formation on its combined working interest lands in the Fort Berthold area in addition to the 18 million BOE of proved plus probable reserves. Enerplus also believe the lands are prospective for the Three Forks formation. However, given the limited production data available, Enerplus is in the process of evaluating the potential recoveries and development opportunity that may exist in the Three Forks formation. The following table sets forth Enerplus' expected drilling metrics in the Bakken formation on the acquired properties:

Expected Future Bakken Drilling Metrics:

	Short Lateral Wells	Long Lateral Wells
Average Length	4,300 feet	9,000 feet
Number of Frac Stages	12	24
30 Day Average Production Rates	650 bbls/day	1,200 bbls/day
Expected Ultimate Recovery/Well	300 - 400 Mbbls	600 - 800 Mbbls
Costs/Well (US$)	$6.0 million	$8.0 million

Based on its current economic estimates, Enerplus currently intends to focus on maximizing the number of long lateral length wells.

Current production from Enerplus' North Dakota properties, including those forming part of the proposed acquisition, is approximately 3,300 bbls/day of light sweet crude oil, excluding the associated natural gas volumes which are not being captured at this time. Enerplus expects production volumes to increase to over 5,000 bbls/day by year-end 2010.  As the operator, Enerplus has the flexibility to manage the pace of development in this region due to the long tenure of the leases, which have an average remaining life of 7.5 years. Enerplus expects to increase its spending in this area by approximately $25 million on drilling and completion activities through the remainder of 2010 and plans to have two rigs actively working in the area.  Enerplus now estimates that its total capital expenditures in North Dakota in 2010 will be approximately $85 million. As Enerplus executes its drilling plans over the next five years, it expects to see production grow to over 20,000 BOE/day from the Fort Berthold area.

Acquisition of Additional Operated Marcellus Properties

On August 23, 2010, Enerplus closed the acquisition of 58,500 net acres of undeveloped land in the Marcellus shale natural gas play in northwest West Virginia and Maryland. The acreage is predominantly located in Preston County in West Virginia and Garrett County in Maryland, creating a new, concentrated land position that Enerplus will operate with an average 90% working interest. Enerplus has now invested over $150 million in the Marcellus shale gas play in 2010, acquiring two key operated areas comprised of approximately 70,000 net acres in addition to the 127,000 net acres of non-operated land that has been acquired since 2009.

These new lands in West Virginia and Maryland are in emerging areas with limited existing development.  However Enerplus believes that the geologic characteristics are similar to Fayette and Somerset counties in Pennsylvania. Early results from offset operators, including those of Enerplus' existing joint venture interests, have been encouraging. While no proved or probable reserves have been acquired, Enerplus believes there are significant quantities of original gas in place on this acreage.

The concentrated nature of this operated position, together with the long tenure of the leases, provides Enerplus with the opportunity to control the pace of development and spending.  A majority of the leases have two to three years remaining on the original five-year term with an additional five-year extension option at nominal cost. Enerplus' initial plans are to shoot seismic and begin the permitting process in the fall of 2010, and Enerplus expects to begin drilling in 2011.

Enerplus believes that its significant position in the Marcellus shale gas play will provide it with significant production growth over the next four years. Current production is approximately 15 million cubic feet per day (MMcf/day). Enerplus intends to continue to manage the commodity and asset mix of its portfolio to ensure it has flexibility in its capital spending. Enerplus is evaluating the possibility of reducing its non-operated acreage position given the addition of its new operated acreage and in order to maintain a desired level of exposure.

Sale of Kirby Oil Sands Lease

Enerplus has entered into an agreement to sell 100% of its Kirby steam-assisted gravity drainage oil sands lease for gross proceeds of $405 million. Enerplus acquired a 100% working interest in the Kirby lease in 2007 for $203 million and since that time it has invested an additional $58 million in Kirby to further delineate and identify the bitumen resource on the lease. The "best estimate" of contingent resources associated with the lease at December 31, 2009 was 497 million barrels of bitumen. The sale is subject to the satisfaction of customary closing conditions and obtaining the necessary regulatory approvals and is expected to close in early October 2010.  Proceeds from the sale will be used to retire outstanding bank debt.

Upon the conclusion of this sale, Enerplus’ remaining oil sands portfolio will consist primarily of Enerplus' equity ownership of 4.3 million shares in Laricina Energy, a private in-situ oil sands company.

Sale of Non-Core Conventional Assets

Enerplus has also made further progress on its strategy to sell non-core conventional assets in order to improve its focus and operational efficiency. As previously reported, Enerplus has identified approximately 14,000 BOE/day of production for sale with approximately 3,400 BOE/day sold to date.  Enerplus recently entered into agreements to sell an additional 2,500 BOE/day of production and 9.3 million BOE of proved plus probable reserves for approximately $158.5 million. This represents sale metrics of approximately $63,400 per flowing BOE of production and $17.00/BOE of proved plus probable reserves, including future development costs. This production was comprised of 54% crude oil and natural gas liquids and 46% natural gas located primarily in British Columbia and Alberta from approximately 70 properties.  These sales are expected to close on or about September 30, 2010.

Enerplus is also in the process of marketing a third package of non-core assets which primarily consists of a number of smaller non-operated properties that are natural gas-weighted with lower working interests. Although negotiations are ongoing, Enerplus believes it will sell a portion of these assets this year through a series of transactions, representing approximately 4,500 BOE/day of current production, and would realize proceeds in the order of $140 million.

Enerplus will continue to evaluate opportunities to improve its portfolio, however it would expect these last sales will complete the majority of its divestment activities for 2010. Upon completion of the above-described divestments, including the sale of the Kirby oil sands lease, Enerplus will have sold over 10,000 BOE/day of non-core production in 2010 for estimated total proceeds of over $900 million.

Impact on 2010 Production Rates and Capital Spending

As a result of these recent acquisition and divestment activities (including the prospective third divestment package) Enerplus is adjusting its 2010 production and capital spending guidance. Enerplus now expects to exit 2010 with production in the range of 80,000 BOE/day to 82,000 BOE/day with annual average production of 83,000 BOE/day to 84,000 BOE/day, depending upon the timing and execution of its development capital plans and divestment activities. Capital spending is expected to increase by $30 million, totaling $515 million for 2010, with expected outstanding debt at year-end of $850 million. Further details on Enerplus' 2011 spending plans and production outlook will be provided in its 2011 guidance news release expected to be issued in mid-December.

5.2          Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

For further information, contact David A. McCoy, Vice President, General Counsel & Corporate Secretary of EnerMark Inc., the administrator of the Fund, by telephone at (403) 298-2200.

9.	Date of Report:

September 28, 2010

INFORMATION REGARDING DISCLOSURE IN THIS MATERIAL CHANGE REPORT

GENERAL

All references to "dollars" and "$" in this material change report are to Canadian dollars, unless otherwise indicated.  References to "US$" are to the currency of the United States.  On September 24, 2010, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the Bank of Canada noon rate for United States dollars, was CDN$1.00 = US$0.9699.

Where applicable, natural gas has been converted to barrels of oil equivalent (“BOE”) based on 6 Mcf:1 BOE. The BOE rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead. Use of BOE in isolation may be misleading.

In accordance with Canadian practice, production volumes and revenues are reported on a gross basis, before deduction of Crown and other royalties, unless otherwise stated. Unless otherwise specified, all reserves volumes in this material change report (and all information derived therefrom) are based on "company interest reserves" using forecast prices and costs. "Company interest reserves" consist of "gross reserves" (as defined in National Instrument 51-101 adopted by the Canadian securities regulators ("NI 51-101")) plus Enerplus' royalty interests in reserves. “Company interest reserves" are not a measure defined in NI 51-101 and do not have a standardized meaning under NI 51-101. Accordingly, Enerplus' company interest reserves may not be comparable to reserves presented or disclosed by other issuers.

This material change report also references to "original oil-in-place" and "original gas-in-place".  These estimates are the quantities of oil and gas, respectively, that are estimated to exist originally in naturally occurring accumulations and include the quantity of oil and gas, respectively, that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered.  These estimates do not constitute recoverable volumes.  There is no certainty that all of these quantities will be discovered or, if discovered, that it will be commercially viable to produce any portion of these quantities.

INFORMATION REGARDING CONTINGENT RESOURCE INFORMATION IN THIS MATERIAL CHANGE REPORT

This material change report contains estimates of "contingent resources". "Contingent resources" are not, and should not be confused with, oil and gas reserves. "Contingent resources" are defined in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") as "those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage." There is no certainty that any portion of the volumes currently classified as contingent resources will be produced.  The contingent resource estimates contained herein relating to the Kirby Oil Sands lease are presented as the "best estimate" of the quantity that will actually be recovered, effective as of December 31, 2009. A "best estimate" of contingent resources means that it is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate, and if probabilistic methods are used, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the best estimate.

For information relevant to the contingent resource estimate for the Kirby lease, see the Fund's Annual Information Form for the year ended December 31, 2009 dated March 12, 2010, a copy of which is available on our SEDAR profile at www.sedar.com and which forms part of our annual report on Form 40-F which is available on EDGAR at www.sec.gov.

NOTICE TO U.S. READERS

The oil and natural gas reserves information contained in this material change report has generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States or other foreign disclosure standards. Reserves categories such as "proved reserves" and "probable reserves" may be defined differently under Canadian requirements than the definitions contained in the United States Securities and Exchange Commission rules. In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross (or, as noted above, "company interest") volumes, which are volumes prior to deduction of royalty and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This material change report contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this material change report contains forward-looking information and statements pertaining to the following: future additions to lands, production and reserves; Enerplus' strategy and future growth potential; future production growth; the volumes of production and potential reserves, resources, original-oil-in-place and original gas-in-place on the properties proposed to be acquired and sold by Enerplus; the anticipated closing dates and purchase and sale prices of certain oil and gas properties; potential future drilling and seismic activities; future drilling results, costs and production rates; future development of Enerplus' lands; future capital expenditures; Enerplus' commodity and asset mix; potential asset and property dispositions by Enerplus and the timing and proceeds that may be received in connection therewith; and Enerplus' 2010 exit and average production rates and aggregate capital expenditures.  This press release also contains estimates of reserves and contingent resources and references to original-oil-in-place and original gas-in-place, which are by their nature estimates that the quantities described exist in the amounts estimated.

The forward-looking information and statements contained in this material change report reflect several material factors and expectations and assumptions of Enerplus including, without limitation: that the properties acquired and proposed to be acquired by Enerplus will perform as anticipated; that all conditions to closing of the proposed acquisitions and dispositions will be satisfied or waived, and all necessary regulatory approvals will be obtained, in a timely manner; that buyers will be found for certain oil and gas properties proposed to be sold by Enerplus on terms acceptable to Enerplus; the accuracy of estimates of oil and gas reserves, contingent resources, original oil-in-place and original gas-in-place and production potential for the properties being acquired and disposed of; the general continuance of current or, where applicable, assumed industry conditions and tax and regulatory regimes; availability of cash flow, debt and/or equity sources to fund Enerplus' capital and operating requirements as needed; and certain commodity price and other cost assumptions Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable at this time but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this material change report are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: the failure to complete the proposed acquisitions and dispositions on the timing and terms currently contemplated or at all; inaccurate estimates of oil and gas reserves, contingent resources, original oil-in-place, original gas-in-place, production estimates and drilling results; changes in commodity prices; unanticipated drilling or operating results or production declines; changes in tax or environmental laws or royalty rates; increased debt levels or debt service requirements; a lack of capital to conduct planned capital expenditures, including limited, unfavourable or no access to debt or equity capital markets; increased costs and expenses; the impact of competitors; reliance on industry partners; and certain other risks detailed from time to time in the Fund's public disclosure documents including, without limitation, those risks identified in our management's discussion and analysis for the year ended December 31, 2009 and in the Fund’s Annual Information Form for the year ended December 31, 2009, copies of which are available on the Fund’s SEDAR profile at www.sedar.com and which also form part of the Fund’s Form 40-F for the year ended December 31, 2009, a copy of which is available on EDGAR at www.sec.gov.

The forward-looking information and statements contained in this material change report speak only as of the date of this release and none of the Fund or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.